Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

[redacted]

05013595

December 15, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 27 2005 WASH, D.C. 203 SECTION

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued December 15, 2005.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports on Huckleberry Exploration Developments

Vancouver (December 15, 2005) – **Imperial Metals Corporation (III-TSX)** reports on recent developments at its 50% owned Huckleberry Mine located approximately 123 kilometres southwest of Houston, British Columbia.

Production at the Huckleberry mine in 2005 is expected to reach 75 million pounds of copper and 553,000 pounds of molybdenum, exceeding 2004 production of 63 million pounds of copper and 426,658 pounds of molybdenum. Planned mill throughput in 2006 is 7.12 million tonnes of ore generating 78.5 million pounds of copper and 662,000 pounds of molybdenum.

As previously reported, the initial study of Huckleberry's Main Zone Extension, north of the Main Zone Pit, showed it was marginally economic at a long term copper price of US$0.95/lb. Further analysis has been completed on two options: the current mine plan which anticipates closure in Q3 2007, and the current mine plan modified to include mining of the Main Zone Extension. A side by side comparison shows that a copper price exceeding US$1.50/lb would have to be maintained in 2008 and 2009 in order for the Main Zone Extension to generate more cash than the current mine plan. The analysis of the Main Zone Extension also highlighted a fault at the north end of the Main Zone Pit. This adds an additional element of uncertainty in that the Main Zone Extension requires the development of a new pit north of the Main Zone Pit, which is now filled with tailings. Based on this information, the Board of Huckleberry Mines Ltd. has resolved not to proceed with the Main Zone Extension at this time. This decision can be revisited as late as Q4 of 2006 if conditions change.

Exploration continues at the Whiting Creek prospect, situated approximately eight kilometers north of the Huckleberry mine site. Historical exploration at Whiting Creek had defined three mineralized zones; the Ridge stockwork molybdenum zone, the Rusty porphyry copper/molybdenum zone, and the Creek porphyry copper/molybdenum zone. The drill program completed in November focused on the Creek Zone and tested the connection between the Creek and Ridge zones, and the extensions of the Creek Zone to the north. The drill results were not encouraging, effectively closing the Creek Zone to the north and east. The zone remains open to the southwest and a budget of $519,000 has been proposed for a 2006 program to test this area.

A current drill plan and drill results are available on the Company's website *www.imperialmetals.com.*

- 30 -

For further information contact:
Brian Kynoch, President – 604.669.8958; or
Sabine Goetz, Investor Relations – 604.488.2657 / info@imperialmetals.com

Imperial Metals

December 15, 2005 News Release: Imperial Reports on Huckleberry Exploration Developments

Creek Zone Drill Results:

Creek Zone Drill Hole #	Total Length (m)	Interval Length	Copper %	Mo %
WC05-01	151.5		nsv*	
WC05-02	142.5	89.0	0.17	-
WC05-03	181.5	168.9	0.19	-
WC05-04	133.2		nsv*	-
WC05-04B	74.7	32.5	0.20	-
WC05-05	103.8	105.0	0.06	-
WC05-06	176.8	169.8	0.07	-
WC05-07	185.0	47.5	0.32	0.015

Results are preliminary. QA/QC checks are incomplete.
**nsv-no significant values*

Peter L. Ogryzlo, M. Sc., P. Geo. is the Qualified Person as defined by National Instrument 43-101 for the diamond drill program. Barbara Welsh, P. Eng., is in charge of analytical quality assurance and quality control. Assays were performed in the assay laboratory at the Huckleberry mine. Duplicate analyses of selected diamond drill samples were performed by ALS Chemex Laboratories of North Vancouver.

Imperial Metals

December 15, 2005 News Release: Imperial Reports on Huckleberry Exploration Developments

Creek Zone Drill Plan:



Existing access trails
Existing Access to Upgrade
New access trails
Ridge Zone
WC0501
1554
WC0505
1402
CREEK ZONE
2005
DIAMOND DRILL HOLES
WC0506
WC0502
WC0503
WC0504
WC0504B
Creek Zone
1280
WC0507
0
100
200
300
metres
Huckleberry Mines Limited
Whiting Creek
Creek Zone
Fall 2005 drilling program
P.L. Ogryzlo
1:20,000
Nov 6, 2005